82-34637

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

03032971

SEC#~~82-5258~~

SUPPL

14 October 2003

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED OCT 27 2003 181 WASH. D.C.

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 14 October 2003.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

10/30

AGENIX

Company Announcement

ThromboView® Revenue to Build to Minimum of $A320 million per annum over Product Life : Agenix

Tuesday, 14 October 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX, NASDAQ: AGXLY] today announced that, subject to successful completion of clinical trials, it expected revenue from ThromboView®, the company's blood clot-detection technology, to build to a minimum of $A320 million per annum over the product's life.

The company said that, based on its current knowledge, the technology would capture at least 5% of the number of imaging tests carried out globally for Deep Vein Thrombosis (blood clots in the legs) and Pulmonary Embolism (clots in lungs).

Chairman of the company's external Molecular Diagnostic Imaging Scientific Advisory Board, Professor Paul Eisenberg, said today: "We are very pleased with the progress of our phase Ia and phase Ib trials for ThromboView®. We have been able to look at the market and our potential product positioning and we believe ThromboView® will be very competitive against proven current and future technologies."

Agenix Managing Director Don Home said: "Based on our expected competitive position, we expect ThromboView® sales to build to a minimum of $A320 million per annum over the product's life. Our current plan is to register ThromboView® in 2007. Typically, in this industry, net margin from these types of products is 20% after tax, and we expect ThromboView® to meet or exceed that industry norm. These estimates depend on the successful completion of clinical trials."

Professor Eisenberg said: "Our positioning is based on where ThromboView® is now, but we will be able to further refine our clinical positioning as we progress through the final stages of clinical trials. The available clinical data suggest that we will be able to proceed with phase II and phase III trials as planned and will have the opportunity to meet important unmet medical needs in the diagnosis of thrombotic diseases."

In mid-September Agenix announced the completion of research on the first group of DVT patients in its Phase Ib trial of ThromboView®. The company is increasing the dosage level for the next part of the human trial. The Phase Ib trials are the second series of safety studies planned for ThromboView®.

Prior to the beginning of Phase Ib trials, ThromboView® was injected into 32 patients at Royal Brisbane Hospital under the supervision of Dr David Macfarlane from the hospital's Department of Nuclear Medicine.

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView®. blood clot-imaging project, which is currently undergoing human trials. ThromboView®. uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView®. is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView®. is a registered trademark of AGEN Biomedical.

AGENIX

AGENIX LIMITED

Donald Home - Managing Director

October 2003

Our Goal

Agenix strives to improve human and animal well being through the global provision of innovative diagnostic products


AGENIX EMPLOYS 190 STAFF AND SELLS ITS PRODUCTS TO MORE THAN 50 COUNTRIES.
NORTH AMERICAN REVENUE
EUROPEAN REVENUE
ASIA PACIFIC REVENUE
AUSTRALIA/NEW ZEALAND REVENUE

AGENIX

Welcome and Agenda

- 2002-03 Highlights
- Agenix and Company Structure
- Financial Results
- Key Strategic Direction
- ThromboView® Regulatory and Clinical Update
- ThromboView® Commercialisation update

AGENIX

Agenix Ltd Structure



Agenix Ltd
Agen Biomedical Ltd
Human and Veterinary Diagnostics
Milton Pharmaceuticals Pty Ltd
OTC and FMCG
Human Health
Animal Health
Molecular Diagnostic Imaging

Agenix Senior Management


Donald Home
Managing Director
Neil Leggett
CFO
Andrew Farrington
General Manager
Milton
Gregg Mastroianni
VP Human Health
Paul Macleman
VP Animal Health
Sue Parry-Jones
VP - Molecular Diagnostic Imaging
Steve Morrison
VP Operations
Robert Herrington
Director Regulatory Quality
Phil Toye
Research Manager

Financial Results 2002-03 Operating Revenue

- Agenix Operating Revenue — $36.5 MM
    - Down ($4.0 MM) or (9.8 %)
  - Agen — $18.4 MM
    - Down ($4.6 MM) or (20.1%)
  - Milton — $17.6 MM
    - Up $0.7 MM or 3.9 %
- Agen down due to re-alignment of US Animal Diagnostic distribution channel

AGENIX

Profit Growth

$'000	1999 Actual	2000 Actual	2001 Actual	2002 Actual	2003 Actual
Operating Revenue	18,650	26,595	29,364	40,513	36,545
EBITDAR	4,422	4,008	7,354	7,535	5,587
R&D Expensed	2,225	1,599	1,488	1,345	5,674
EBIT	1,419	949	4,287	4,482	(990)
Net Profit After Tax	1,074	3,434	4,172	161	(811)
Cash Flow from Operations before R&D	3,772	2,513	3,390	9,080	8,993
Net Cash	462	(4,818)	(451)	3,759	6,455

6 Month Share Price


AGENIX LIMITED
$.87
$.76
$.64
$.54
$.45
$.38
$.35
$.32

Strategic Direction



AGENIX
Milton
Probable Divestment
AGEN Biomedical
Human Health
In vitro diagnostics
Animal Health
In vitro diagnostics + ANZ Third Party Growth
Molecular Diagnostic Imaging
Monoclonal antibody based imaging

Agenix Strategy – *in vivo* diagnostics

- Accelerated development of ThromboView® (thrombosis imaging agent) to global launch
- Maximum value capture through maintenance of project ownership through to market
- Fund through existing strong cash flows from underlying IVD and health businesses

AGENiX

Agenix Strategy – *in vitro* Diagnostics

- Leverage existing products to deliver stronger returns through channel management and targeted regional marketing
- Grow new product pipeline to capitalise on core competencies and market need
- Capitalise on core competencies through IP and skills development

AGENiX

AGENiX

ThromboView® Clinical and Regulatory update

Professor Paul Eisenberg
Chairman Scientific Advisory Board

AGENiX

What is ThromboView®

- ThromboView® is a de-immunised antibody fragment that binds specifically to human thrombi (clots) linked to a radioisotope that can be imaged using a gamma camera
- It has the potential to revolutionise diagnosis of thrombosis, including Deep Vein Thrombosis (DVT) and Pulmonary Embolism (PE)
- These diseases currently have no single definitive diagnostic technique
- Approximately 5M people are screened annually for these conditions in the USA

AGENIX

Current DVT Diagnosis Methods

Ultrasound



Limitations
- **Below knee**
- **Obese patients**
- **Orthopedic surgery**
- **Asymptomatic DVT**
- **Recurrent DVT**

Strengths
- **Non-invasive**
- **Readily available**
- **Performed at the bedside**

Venography



Limitations
- **Side effects (iodine allergy)**
- **False positives**
- **Expensive**
- **Rarely used**

Up to 30% of venograms performed by non-expert radiologists are technically inadequate (not diagnostic)

AGENIX

Current PE Diagnosis Methods

V/Q Scan


Lung Perfusion
Rt Lat
Anterior
Lt Lat
LPO
Posterior
RPO

Limitations

- High number of non-diagnostic scans requiring further evaluation in majority of patients

Strengths

- Safe and essentially non-invasive
- Generally available
- Familiarity

Pulmonary Angiography



Limitations

- Invasive
- Costly
- Limited use
- Potential for morbid complications

Strengths

- To date most accurate diagnostic

Spiral CT



Limitations

- Renal insufficiency
- Visualisation of small clots
- Patients with inability to breathhold
- Contrast allergy

Strengths

- Visualise the clot
- Fast
- Essentially non-invasive

AGENIX

Burden of Illness-VTE

- DVT and PE lie within the spectrum of one disease--VTE--although they are managed differently
- The burden of VTE is estimated at 200,000 deaths annually, making it the third most common cause of cardiovascular disease. (Groce, 2002)
- VTE is the most common cause of unexpected death in hospitalized patients. (Groce, 2002)

AGENiX

Burden of Illness: PE

- An estimated 600,000 patients develop PE each year in the US leading to about 60,000 deaths (American Heart Association, Hirsh, M.D.; Hoak, M.D, 1996)
- In a general hospital, PE occurred in 0.27% of hospitalised patients (Stein et al., 2002)
- 90% of PE are believed to be caused by DVT. A large number of PE are asymptomatic.
- DVT is only diagnosed in 40% of patients with clinically demonstrated PE.

AGENiX

The DVT & PE Diagnosis Markets

- Case rate of DVT : 87/100,000
- Case rate of PE : 46/100,000
- Case rate of recurrent disease: 53/100,000
- Around 930,000 cases in Europe and US/year
- 15-25% of clinically suspected cases are diagnosed disease-positive
- 6-10,000,000 imaging tests performed each year in diagnostic work-up

AGENiX

The DVT & PE Diagnosis Markets

- Case rate of DVT : 87/100,000
- Case rate of PE : 46/100,000
- Case rate of recurrent disease: 53/100,000
- Around 930,000 cases in Europe and US/year
- 15-25% of clinically suspected cases are diagnosed disease-positive
- 6-10,000,000 imaging tests performed each year in diagnostic work-up

AGENIX

National Average Costs per Admission for DVT and PE

- Most instances of first-event thrombosis are expensive
  - National average costs per PE admission are ~25% more than those for DVT; however,
  - The LOS only differs by ~1 day, indicating more resource-intensive care for PE patients (MedPar: The MedStat Group Outcomes analysis. MedPar, 1998 Inforum, Medistat, Nashville, Tenn., 1998; in Bick, 1999)

Condition	Average Cost	Average Length of Stay (days)
DVT	$9,337	6.30
PE	$12,795	7.42

AGENiX

Previous Studies Preclinical

- Canine model of thromboembolism (Assoc. Prof. Tim Morris, UCSD)
- Multiple experiments with murine mAB and deimmunised clones
- Clone selection, clot/blood ratios, image capture and ease of interpretation
- Successful program aiding in decision to progress to human studies

Phase Ia Clinical trial

- Open-label, dose-escalation, single centre, image acquisition trial
- Objective : Safety, immunogenicity, pK, dosimetry
- 32 volunteers (4 cohorts of 8)
- RBH (PI - Dr. David Macfarlane) /Q-Pharm
- FHD- 17 March 03
- Serves as basis for IND and CTA


Subject A-01 0.5 mg dose
30 mins
1 hour
2 hours
4 hours

AGENIX

Phase Ib
Clinical trial

- Open-label, dose-escalation, multicentre, image acquisition trial
- Safety, immunogenicity, pK, dosimetry, clot imaging
- 32 patients with confirmed DVT
- 4 Australian sites (Dr. David Macfarlane, Assoc/Prof. Andrew Scott)
- Open for recruitment
- Will serve as critical input to go/no go decision early 2004


TV 03A-01
PHASE 1B
L
R
L
R
L
R
ROYAL BRISBANE HOSPITAL
PWB_30M
PWB_2H
PWB_4H

Phase Ib Clinical trial DVT


TV-03A-01
A_DIST_45M
A_DIST_2H
A_DIST_4H
P_DIST_45M
P_DIST_2H
P_DIST_4H
ROYAL BRISBANE HOSPITAL
0
67

AGENIX

Regulatory and Clinical Strategy

- Phase I studies conducted under CTX (Australia)
- Phase II studies conducted under IND (US) and CTA (Canada)
  - DVT and PE Phase II studies
- Phase III trials to include Europe, US and Canada
  - Management studies in VTE

AGENiX

Summary

- Clinical strategy is designed to position ThromboView as a new “gold standard” for the diagnosis of venous thrombosis
- Clinical development is supported by “world class” expertise.
- ThromboView has the potential to be a game changing in the diagnosis of thrombosis
  - Diagnosis of recurrent disease
  - Diagnosis of concomitant disease (eg.cancer)
  - Diagnosis of unsuspected thrombosis

AGENIX

AGENiX

ThromboView®
Commercial opportunity

Donald Home

Managing Director

Agenix Limited (ASX:AGX)

AGENIX

Product Development and Commercialisation Process



Unmet Medical Need
Customer Input
Product Development
Clinical Trials
Commercialisation

Total Number of Procedures



DVT & PE Imaging Markets
USA and Europe
2002/3
n= 7,334,239
'000s
3,000
2,500
2,000
1,500
1,000
500
0
2,563
732
2,438
1,601
No. of Procedures
US PE Diagnosis - Imaging Market
EU PE Diagnosis - Imaging Market
US DVT Diagnosis - Imaging Market
EU DVT Diagnosis - Imaging Market

AGENiX

Imaging Agent Market

- 100 million scans were performed with medical diagnostic products worldwide in 2000 and generated more that US$3.7 Billion in revenue



41%
35%
5%
19%
Nth America
Japan
Europe
ROW

AGENIX

Imaging agent market

- Largest Players
  - Amersham
    - Sells US$1.25 billion with US$300 million net profit
  - Schering Ag
    - Sells US$1.36 billion
- Many products have sales in excess of US$250 million, largest more than US$400 million
- Nuclear Imaging comprises 13% of total market or US$481 million

AGENIX

Gap Analysis

Desirability of ThromboView®

- Can do planar and SPECT scans concurrently – legs and lungs
- Able to replace CUS where technically difficult or ambiguous result – functional imaging agent
- Images emboli in calf & iliac regions
- Existing lung pathology irrelevant
- Differentiate acute clot from scar
- Avoids impacts of large volumes of contrast agent load on the kidneys
- Minimally invasive procedure

AGENIX

Proposed Use of ThromboView®

- Patients with a history of DVT/PE
- DVT below the knee and in pelvic area in symptomatic patients
- Patients with leg casts, obesity, trauma patients
- All PE candidates who are not high-risk (do not have massive PE)
- Asymptomatic high risk patients
- Patients with renal dysfunction or insufficiency
- ? Intravascular thrombi

ThromboView® Timeline


Phase I
Phase II
Phase III
Regulatory approval and commercialization
CTX
First Patient
Phase Ia comp.
First DVT
Phase I comp
IND
Phase II start
Phase II finish
Phase III start
Phase III finish
NDA
12/02
3/03
6/03
7/03
Qtr 1/04
Qtr 2/04
Qtr 2/04
2005
2005
2006
2006
2007

NB. NOT a 10-13 year development path as for a biopharmaceutical

Commercialisation Model

- Assumptions:
  - Early stage model using ThromboView® target product profile
  - Registration in 2007 in Europe and US
  - Pricing strategy (early price-points chosen)
  - Reimbursement will be forthcoming in all major markets
  - No major new entrants or breakthrough technology advances

ThromboView Opportunity 2007 – 2017



ThromboView Unit and Revenue Build
Units
Thousands
700
600
500
400
300
200
100
0
$300
$250
$200
$150
$100
$50
$0
Millions
USD
2007/8
2008/9
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
2016/17
ThromboView Units
ThromboView Revenue USD